Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Saia, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-103661 and 333-100649) of Saia, Inc. of our reports dated February 23, 2007 with respect to the consolidated balance sheets of Saia, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Saia, Inc.
/s/ KPMG LLP
Kansas City, Missouri
February 23, 2007